Exhibit 3.1
CERTIFICATE OF AMENDMENT OF BYLAWS
OF
INFORMATICA CORPORATION
     The undersigned, being the duly elected, qualified, and acting Secretary of Informatica Corporation (the “Company”), hereby certifies that the first sentence of Article III, Section 3.1 of the Amended and Restated Bylaws of the Company was amended by the Board of Directors, effective November 16, 2005, to read in its entirety as follows:
     “3.1      NUMBER AND TERM OF OFFICE.
     The number of directors which shall constitute the whole of the Board of Directors shall be eight (8).”
     IN WITNESS WHEREOF, the undersigned has hereunto set his hand and affixed the corporate seal this 16th day of November, 2005.

/s/ Earl E. Fry
Earl E. Fry
Secretary